SCHEDULE 13D/A
CUSIP No. 407497 106

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 2)

Hamilton Lane Incorporated
(Name of Issuer)

Class A Common Stock, par value $0.001
(Title of Class of Securities)

407497 106
(CUSIP Number)

Lydia Gavalis
General Counsel and Secretary
Hamilton Lane Incorporated
One Presidential Blvd., 4th Floor
Bala Cynwyd, PA 19004
Telephone: (610) 934-2222

with a copy to:

Kimberly K. Rubel
Matthew H. Meyers
Drinker Biddle & Reath LLP
One Logan Square, Suite 2000
Philadelphia, PA 19103
Telephone: (215) 988-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person HLA Investments, LLC
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 29,790,093
	(9)	Sole Dispositive Power 14,820,496
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 29,790,093
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 56.7%
(14)	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person HRHLA, LLC
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 29,790,093
	(9)	Sole Dispositive Power 10,938,611
	(10)	Shared Dispositive Power 3,881,885
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 29,790,093
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 56.7%
(14)	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Hartley R. Rogers
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 29,790,093
	(9)	Sole Dispositive Power 11,085,733
	(10)	Shared Dispositive Power 3,881,885
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 29,790,093
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 56.7%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Hamilton Lane Advisors, Inc.
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,579,104
	(9)	Sole Dispositive Power 2,579,104
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,579,104
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 9.1%
(14)	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Mario L. Giannini
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,436,087
	(9)	Sole Dispositive Power 5,152,455
	(10)	Shared Dispositive Power 283,632
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,436,087
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 17.4%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Mario Giannini 2008 Annuity Trust
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 727,296
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 727,296
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 727,296
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.7%
(14)	Type of Reporting Person (See Instructions) OO (Trust)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Joseph G. Maniaci
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 727,296
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 727,296
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 727,296
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.7%
(14)	Type of Reporting Person (See Instructions) OO (Trustee)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person The 2008 Sexton Des. Trust FBO Laura Sexton
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 716,233
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 716,233
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 716,233
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.7%
(14)	Type of Reporting Person (See Instructions) OO (Trust)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person The 2008 Sexton Des. Trust FBO Matthew Sexton
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 716,233
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 716,233
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 716,233
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.7%
(14)	Type of Reporting Person (See Instructions) OO (Trust)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person O. Griffith Sexton
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,441,407
	(9)	Sole Dispositive Power 8,941
	(10)	Shared Dispositive Power 1,432,466
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,441,407
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 5.3%
(14)	Type of Reporting Person (See Instructions) OO (Trustee)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Barbara Sexton
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,432,466
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,432,466
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,432,466
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 5.2%
(14)	Type of Reporting Person (See Instructions) OO (Trustee)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Oakville Number Two Trust
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 900,022
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 900,022
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 900,022
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.5%
(14)	Type of Reporting Person (See Instructions) OO (Trust)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Rysaffe Trust Company (C.I.) Limited
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 900,022
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 900,022
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 900,022
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.5%
(14)	Type of Reporting Person (See Instructions) OO (Trustee)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Edward B. Whittemore
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 181,880
	(9)	Sole Dispositive Power 181,880
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 181,880
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.7%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Laurence F. Whittemore
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 181,880
	(9)	Sole Dispositive Power 181,880
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 181,880
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.7%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Michael Schmertzler
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 902,005
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 902,005
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 902,005
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.4%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Erik R. Hirsch
(2)	Check the Appropriate Box if a Member of a Group
(a)	☒
(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
(8)	Shared Voting Power 2,476,691
(9)	Sole Dispositive Power 2,476,691
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,476,691
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 8.8%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Juan Delgado-Moreira
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,417,620
	(9)	Sole Dispositive Power 1,417,620
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,417,620
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 5.5%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Paul Yett
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 885,345
	(9)	Sole Dispositive Power 885,345
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 885,345
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.3%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Randy Stilman
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 740,234
	(9)	Sole Dispositive Power 740,234
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 740,234
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.8%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Kevin J. Lucey
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 709,666
	(9)	Sole Dispositive Power 709,666
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 709,666
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.7%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Tara Devlin
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 437,357
	(9)	Sole Dispositive Power 437,357
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 437,357
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.7%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Stephen R. Brennan
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 357,741
	(9)	Sole Dispositive Power 357,741
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 357,741
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.4%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Andrea Anigati
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 547,429
	(9)	Sole Dispositive Power 547,429
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 547,429
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.1%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Michael Kelly
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 242,075
	(9)	Sole Dispositive Power 242,075
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 242,075
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.9%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Jeffrey S. Meeker
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 445,500
	(9)	Sole Dispositive Power 445,500
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 445,500
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.7%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Thomas Kerr
(2)	Check the Appropriate Box if a Member of a Group
(a)	☒
(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
(8)	Shared Voting Power 368,940
(9)	Sole Dispositive Power 368,940
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 368,940
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.4%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person David Helgerson
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 227,630
	(9)	Sole Dispositive Power 227,630
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 227,630
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.9%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Michael Donohue
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 77,555
	(9)	Sole Dispositive Power 77,555
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 77,555
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.3%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

Item 1. Security and Issuer

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed with respect to the Class A Common Stock, $0.001 par value, of Hamilton Lane Incorporated, a Delaware corporation (the “Issuer”), to amend and supplement the Schedule 13D filed on March 17, 2017 (as amended by Amendment No. 1 filed on March 23, 2018 and this Amendment No. 2, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D filed on March 17, 2017.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

(a)As of the date of this Amendment:

(i)
HLAI beneficially owns 29,790,093 shares of Class A common stock as holder of 13,920,481 Class B units and because it has voting control over an additional 15,869,612 shares of Class A common stock. HLAI’s principal business is to hold Class B units of HLA and Class B common stock of the pre-IPO investor group, including certain members of senior management of the Issuer and outside investors.

(ii)
HRHLA beneficially owns 29,790,093 shares of Class A common stock as the managing member of HLAI. HRHLA’s principal business is to hold the membership interests in HLAI representing its ownership in the Issuer.

(iii)	Hartley R. Rogers beneficially owns 29,790,093 shares of Class A common stock as the managing member of HRHLA and as the direct owner of restricted stock of the Issuer.

(iv)	HLA Inc. beneficially owns 2,579,104 shares of Class A common stock as holder of 2,579,104 Class B units. HLA Inc. holds Class B units on behalf of Mario L. Giannini, its sole stockholder.

(v)
Mario L. Giannini beneficially owns 5,436,087 shares of Class A common stock, which includes 2,449,595 shares of Class A common stock beneficially held through Class B units held directly, the 2,579,104 shares of Class A common stock beneficially held by HLA Inc., 283,632 shares of Class A common stock beneficially held as a result of his ownership interest in HLAI, and 123,756 shares of Class A common stock held directly.

(vi)	The Giannini Trust and Joseph G. Maniaci, as trustee, beneficially own 727,296 shares of Class A common stock as a result of the Giannini Trust’s ownership interest in HLA.

(vii)	The Laura Sexton Trust beneficially owns 716,233 shares of Class A common stock as a result of its ownership interest in HLAI.

(viii)	The Matthew Sexton Trust beneficially owns 716,233 shares of Class A common stock as a result of its ownership interest in HLAI.

(ix)
O. Griffith Sexton beneficially owns 1,441,407 shares of Class A common stock, which includes 1,432,466 shares as a trustee of the two Sexton family trusts and 8,941 shares of Class A common stock held directly.

(x)	Barbara Sexton beneficially owns 1,432,466 shares of Class A common stock as a trustee of the two Sexton family trusts.

(xi)
Oakville Trust and Rysaffe, its trustee, directly own 900,015 shares of Class A common stock and beneficially own an additional 7 shares of Class A common stock as a result of the Oakville Trust’s ownership interest in HLAI.

(xii)	Edward B. Whittemore beneficially owns 181,880 shares of Class A common stock as a result of his ownership interest in HLAI.
(xiii) Laurence F. Whittemore beneficially owns 181,880 shares of Class A common stock as a result of his ownership interest in HLAI.

(xiv)	Michael Schmertzler beneficially owns 902,005 shares of Class A common stock as a result of his ownership interest in HLAI.

(xv)	The Management Investors collectively beneficially own 1,626,039 shares of Class A common stock directly, an additional 304,945 shares of restricted Class A common stock subject to vesting, and

SCHEDULE 13D/A
CUSIP No. 407497 106

7,002,799 shares of Class A common stock as holders of 4,130,179 Class B units and 2,872,620 Class C units held by HLMI. Pursuant to and under the terms and conditions of the exchange agreement, as amended (the “Exchange Agreement”), each Management Investor may exchange such Class B units and Class C units for shares of Class A common stock on a one-for-one basis.
Each Reporting Person, other than Mr. Rogers, HLAI and HRHLA, disclaims beneficial ownership of securities owned by the other Reporting Persons, except to the extent of such Reporting Person’s pecuniary interest therein. Ms. Devlin also disclaims beneficial ownership of the 250 shares of Class A common stock owned by her son, who lives at her home.
Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Certain of the Reporting Persons participated as selling stockholders in a registered offering of Class A common stock of the Issuer, which closed on September 17, 2018 (the “September 2018 Offering”). In connection with the September 2018 Offering, Hartley R. Rogers and Oakville Trust (together, the “Selling Stockholders”) collectively sold 128,087 shares of Class A common stock, while the Issuer sold 2,742,618 shares of Class A common stock. The Issuer did not receive any proceeds from the sale of Class A common stock by the Selling Stockholders. The proceeds from the Issuer's sale of shares of Class A common stock were used to settle in cash exchanges of Class B units (along with payment of the par value of a corresponding number of redeemed shares of Class B common stock) and Class C units of HLA by certain of the Reporting Persons. The redeemed shares of Class B common stock were cancelled.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Item 3 to this Amendment No. 2 is hereby incorporated by reference.

Pursuant to lock-up agreements, the Issuer, HLA, all of the Issuer's directors and executive officers and certain of the Reporting Persons (collectively beneficial owners of approximately 62% of the Issuer's common stock as of September 14, 2018) agreed that, without the prior written consent of the underwriters for the September 2018 Offering, they will not, subject to specified exceptions, directly or indirectly, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock for a period of 90 days after the date of the prospectus.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(b) of Schedule 13D are amended to reflect the following:

The following table sets forth the aggregate number and percentage of the Class A common stock beneficially owned by each Reporting Person. The aggregate number and percentage of the Class A common stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

Reporting Person	Number of Shares Beneficially Owned	Percentage of Class A Common Stock Outstanding(1)

HLAI	29,790,093	56.7%
HRHLA	29,790,093	56.7%

SCHEDULE 13D/A
CUSIP No. 407497 106

Hartley R. Rogers	29,790,093	56.7%
HLA Inc.	2,579,104	9.1%
Mario L. Giannini	5,436,087	17.4%
Mario Giannini 2008 Annuity Trust	727,296	2.7%
Joseph G. Maniaci	727,296	2.7%
O. Griffith Sexton	1,441,407	5.3%
Barbara Sexton	1,432,466	5.2%
Laura Sexton Trust	716,233	2.7%
Matthew Sexton Trust	716,233	2.7%
Oakville Trust	900,022	3.5%
Rysaffe	900,022	3.5%
Edward B. Whittemore	181,880	*
Laurence F. Whittemore	181,880	*
Michael Schmertzler	902,005	3.4%
Erik R. Hirsch	2,476,691	8.8%
Juan Delgado-Moreira	1,417,620	5.5%
Paul Yett	885,345	3.3%
Randy Stilman	740,234	2.8%
Kevin J. Lucey	709,666	2.7%
Tara Devlin	437,357	1.7%
Stephen R. Brennan	357,741	1.4%
Andrea Anigati	547,429	2.1%
Michael Kelly	242,075	*
Jeffrey S. Meeker	445,500	1.7%
Thomas Kerr	368,940	1.4%
David Helgerson	227,630	*
Michael Donohue	77,555	*

Total for Group	29,790,093	56.7%

*	Less than 1%

(1)
Based on the number of shares of Class A common stock (25,872,245) issued and outstanding as of September 17, 2018, the date of this report, and assuming all outstanding Class B units and Class C units beneficially owned by the Reporting Person were exchanged for newly-issued shares of Class A common stock on a one-for-one basis.

(c) Item 5(c) of Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 4 of this Amendment No. 2 is hereby incorporated herein by reference.

The following table sets forth the transactions by the Reporting Persons involving the beneficial ownership of Class A Common stock that were effected during the last 60 days.

Reporting Person	Number of Class B Units Exchanged(1)	Number of Class C Units Exchanged(2)	Shares of Class A Common Stock Granted(3)	Shares of Class A Common Stock Sold(4)
Hartley R. Rogers	417,837(5)			28,087
Mario L. Giannini	500,000
Mario Giannini 2008 Annuity Trust	250,000

SCHEDULE 13D/A
CUSIP No. 407497 106

O. Griffith Sexton			2,687
Oakville Trust				100,000(6)
Michael Schmertzler	200,000(7)
Erik R. Hirsch		500,000(8)
Paul Yett		125,000(8)
Randy Stilman		125,000(8)
Kevin J. Lucey		180,000(8)
Tara Devlin		14,105(8)
Stephen R. Brennan		15,000(8)
Andrea Anigati		54,500(8)
Michael Kelly		150,000(8)
Thomas Kerr		35,000(8)
David Helgerson		25,000(8)
Michael Donohue		9,500(8)
HLAI	617,837(9)
HRHLA	617,837(9)

(1)
Pursuant to the Exchange Agreement, the Class B Units of HLA are exchangeable, on a one-for-one basis, for shares of Class A common stock or, at the Issuer's election, for cash. The column below represents Class B Units exchanged on September 17, 2018 in connection with the September 2018 Offering. At the Issuer's election, the exchange was settled in cash at a price of $47.26.

(2)
Pursuant to the Exchange Agreement, the Class C Units of HLA are exchangeable, on a one-for-one basis, for shares of Class A common stock or, at the Issuer's election, for cash. The column below represents Class C Units exchanged on September 17, 2018 in connection with the September 2018 Offering. At the Issuer's election, the exchange was settled in cash at a price of $47.26.

(3)	Represents shares issued to the Reporting Person pursuant to an award of restricted stock under the Issuer's 2017 Equity Plan, as amended. The awards are subject to a time-based vesting condition.

(4)	Represents shares of Class A common stock sold by the Selling Stockholders on September 17, 2018 at a price of $47.26 in connection with the September 2018 Offering.

(5)
These securities were owned indirectly by Mr. Rogers through HLAI. Mr. Rogers is the manager of HRHLA, LLC, the managing member of HLAI. HLAI distributed the HLA units to Mr. Rogers in order to facilitate the exchange.

(6)	Represents securities held directly by the Oakville Trust. Rysaffe Trust Company (CI) Limited serves as trustee of the trust.

(7)	Represents securities owned indirectly by Michael Schmertzler through HLAI. HLAI distributed the HLA units to Mr. Schmertzler in order to facilitate the exchange.

(8)	Represents shares held on behalf of the individual by HLMI. HLMI distributed the HLA units to the individual in order to facilitate the exchange.

(9)	See footnotes 5 and 7. As set forth in the Schedule 13D, HRHLA is the managing member of HLAI.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended and supplemented as follows:

In connection with the September 2018 Offering, the Issuer, HLA, all of the Issuer's directors and executive officers and certain of the Reporting Persons (collectively owning approximately 62% of the Issuer's common stock) have entered into lock-up agreements as described in Item 4. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the form of lock-up agreement attached hereto as Exhibit 2.

SCHEDULE 13D/A
CUSIP No. 407497 106

Item 7. Material to be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
2.	Form of Lock-Up Agreement.
3.
Amendment No. 2 to the Fourth Amended and Restated Limited Liability Company Agreement of Hamilton Lane Advisors, L.L.C., dated as of June 13, 2018, by and among Hamilton Lane Advisors, L.L.C. and its members (incorporated by reference to Exhibit 10.3 to the Issuer's Form 10-K filed with the SEC on June 14, 2018).

SCHEDULE 13D/A
CUSIP No. 407497 106

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2018

1.	HLA Investments, LLC
	By:	/s/ Lauren Platko
	Name:	Lauren Platko
	Title:	Attorney-in-Fact

2.	HRHLA, LLC

	By:	/s/ Lauren Platko
	Name:	Lauren Platko
	Title:	Attorney-in-Fact

3.	Hamilton Lane Advisors, Inc.

	By:	/s/ Lauren Platko
	Name:	Lauren Platko
	Title:	Attorney-in-Fact

4.	/s/ Lauren Platko, Attorney-in-Fact
Hartley R. Rogers

5.	/s/ Lauren Platko, Attorney-in-Fact
Mario L. Giannini

6.	Mario Giannini 2008 Annuity Trust

	By:	/s/ Lauren Platko
	Name:	Lauren Platko
	Title:	Attorney-in-Fact

7.	/s/ Lauren Platko, Attorney-in-Fact
Joseph G. Maniaci

8.	/s/ Lauren Platko, Attorney-in-Fact
O. Griffith Sexton

9.	/s/ Lauren Platko, Attorney-in-Fact
Barbara Sexton

SCHEDULE 13D/A
CUSIP No. 407497 106

10.	The 2008 Sexton Des. Trust FBO Laura Sexton

	By:	/s/ Lauren Platko
	Name:	Lauren Platko
	Title:	Attorney-in-Fact

11.	The 2008 Sexton Des. Trust FBO Matthew Sexton

	By:	/s/ Lauren Platko
	Name:	Lauren Platko
	Title:	Attorney-in-Fact

12.	Oakville Number Two Trust

	By:	/s/ Lauren Platko
	Name:	Lauren Platko
	Title:	Attorney-in-Fact

13.	Rysaffe Trust Company (C.I.) Limited

	By:	/s/ Lauren Platko
	Name:	Lauren Platko
	Title:	Attorney-in-Fact

14.	/s/ Lauren Platko, Attorney-in-Fact
Edward B. Whittemore

15.	/s/ Lauren Platko, Attorney-in-Fact
Laurence F. Whittemore

16.	/s/ Lauren Platko, Attorney-in-Fact
Michael Schmertzler

17.	/s/ Lauren Platko, Attorney-in-Fact
Erik R. Hirsch

18.	/s/ Lauren Platko, Attorney-in-Fact
Kevin J. Lucey

SCHEDULE 13D/A
CUSIP No. 407497 106

19.	/s/ Lauren Platko, Attorney-in-Fact
Juan Delgado-Moreira

20.	/s/ Lauren Platko, Attorney-in-Fact
Randy Stilman

21.	/s/ Lauren Platko, Attorney-in-Fact
Paul Yett

22.	/s/ Lauren Platko, Attorney-in-Fact
Tara Devlin

23.	/s/ Lauren Platko, Attorney-in-Fact
Andrea Anigati

24.	/s/ Lauren Platko, Attorney-in-Fact
Michael Kelly

25.	/s/ Lauren Platko, Attorney-in-Fact
Stephen R. Brennan

26.	/s/ Lauren Platko, Attorney-in-Fact
Jeffrey S. Meeker

27.	/s/ Lauren Platko, Attorney-in-Fact
Thomas Kerr

28.	/s/ Lauren Platko, Attorney-in-Fact
David Helgerson

29.	/s/ Lauren Platko, Attorney-in-Fact
Michael Donohue